

Mail Stop 3030

March 30, 2009

VIA U.S. MAIL AND FAX (214) 291-1474

Brad J. Peters
Chief Financial Officer
Global Innovation Corp.
901 Hensley Lane
Wylie, Texas 75098

>   **Re: Global Innovation Corp.**
>   **Form 10-K for the year ended July 31, 2008**
>   **Filed October 22, 2008**
>   **File No. 000-30794**

Dear Mr. Peters:

We have reviewed your letter filed March 16, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 31, 2008

Item 9A Controls and Procedures

1.   We note your response to our prior comment 1. However, we also note to the extent that internal controls over financial reporting ("ICFR") impacts public disclosure, disclosure controls and procedures ("DCP") are inclusive of such internal controls. It appears to us that some of the material weaknesses you disclose herein impact public disclosure and, therefore, DCP would also appear not to be effective at the end of the periods. For example, we note your disclosure regarding the material weaknesses in the "process" controls for inventory, income taxes and financial reporting. It would appear that these "process level controls" would have an impact on public disclosure. Please discuss. Further explain these "process level controls" and how you were able to conclude that DCP is effective given the material weaknesses noted.

Exhibit 31 - Certifications

2.   Please refer to prior comment 2. We note that you substituted "the registrant's" with "GIC's". Please note that the certifications required by Exchange Act Rule 13a-14(a) should be identical to those in Item 601 of Regulation S-K including punctuation marks with an exception of the name of certifying officer. Please revise your future filings to address our comment.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief